Exhibit (a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The tender offer (as defined below) is made solely by the offer to purchase, dated February 1, 2011, and the related letter of transmittal, and any amendments or supplements to the offer to purchase or letter of transmittal, which are being distributed to registered holders of Shares.  The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making of the tender or acceptance thereof would not be in compliance with the laws of that jurisdiction.  However, we may, at our sole discretion, take any actions necessary for us to make the tender offer to stockholders in any of these jurisdictions.

Notice of Offer to Purchase for Cash

Up to 2,600,000 Shares of Common Stock

of

KEYSTONE CONSOLIDATED INDUSTRIES, INC.

at

$6.50 Net Per Share

by

CONTRAN CORPORATION

Contran Corporation, a Delaware corporation (“Contran”), is offering to purchase for cash up to 2,600,000 shares of common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (“Keystone”), for $6.50 net per Share in cash, without interest and less applicable withholding taxes.  The tender offer will be conducted upon the terms and subject to the conditions set forth in the offer to purchase, dated February 1, 2011 (the “offer to purchase”), and in the related letter of transmittal (which, as they may be amended and supplemented from time to time, constitute the “tender offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MARCH 1, 2011, UNLESS THE TENDER OFFER IS EXTENDED.

Based on information obtained from Keystone, there are 12,101,932 Shares outstanding.  Contran currently owns Shares representing approximately 61.7% of the outstanding Shares.  If Contran were to acquire all 2,600,000 Shares it seeks to acquire in the tender offer, Contran’s beneficial ownership of outstanding Shares upon completion of the tender offer would increase to approximately 83.1%.  Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (for which Mr. Simmons is the sole trustee) or is held directly by Mr. Simmons or other persons or entities related to Mr. Simmons.  Additionally, the wife of Contran’s chairman, Mr. Simmons, beneficially owns 13,457 Shares, which represents approximately 0.1% of the outstanding Shares.  By virtue of these relationships, Mr. Simmons may be deemed to beneficially own all of the Shares beneficially owned by Contran and Mrs. Simmons.  Accordingly, Mr. Simmons may be deemed to beneficially own approximately 61.8% of the outstanding Shares and therefore Mr. Simmons may be deemed to control Keystone.  If Contran were to acquire all 2,600,000 Shares it seeks to acquire in the tender offer, upon completion of the tender offer Mr. Simmons would be deemed to beneficially own approximately 83.3% of the outstanding Shares and Mr. Simmons would continue to be deemed to control Keystone following completion of the tender offer.

Contran currently controls the business of Keystone and will continue to control the business of Keystone after completion of the tender offer.  Contran is seeking to acquire Shares pursuant to the tender offer because Contran would like to increase its holdings in Keystone for investment purposes.  Contran is also making this tender offer because Contran is seeking to include Keystone in its consolidated U.S. federal income tax group in order to achieve certain income tax efficiencies.  The tender offer is not conditioned upon the receipt of financing or upon any minimum number of Shares being tendered.  However, the tender offer is subject to certain other conditions described in Section 13 of the offer to purchase.

Since any Shares purchased by Contran pursuant to the tender offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, our purchase or Shares pursuant to the tender offer could adversely affect the liquidity and the market value of the remaining Shares held by the public.

Stockholders who have Shares registered in their own names and tender directly to Computershare Trust Company, N.A., the depositary for the tender offer (the “depositary”), will not be obligated to pay brokerage fees or commissions.  Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if it charges any transaction fees.  Except as set forth in the letter of transmittal, stockholders will not have to pay transfer taxes on the sale of Shares pursuant to the tender offer.

Subject to any applicable rules and regulations of the SEC, Contran expressly reserves the right in its sole discretion to (1) terminate the tender offer if any of the conditions to the tender offer have not been satisfied, (2) extend the tender offer at any time and from time to time for any reason or (3) waive any condition or otherwise amend the tender offer in any respect at any time, in each case, by giving oral or written notice of such termination, extension, waiver or amendment to the depositary and by making a public announcement thereof.  Further, pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended, Contran may elect to provide a subsequent offering period upon expiration of the tender offer.

If stockholders tender more than 2,600,000 Shares, Contran will purchase Shares on a pro rata basis.  This means that Contran will purchase from each stockholder a number of Shares calculated by multiplying the number of Shares each such stockholder properly tendered by a proration factor.  The proration factor will equal 2,600,000 divided by the total number of Shares properly tendered.  Contran will make adjustments to avoid purchases of fractional Shares.

Contran will be deemed to have accepted for payment Shares tendered pursuant to the tender offer when, as and if Contran gives oral or written notice of its acceptance to the depositary.  Payment for Shares tendered and accepted for payment under the tender offer will be made only after timely receipt by the depositary of certificates representing such Shares or a timely book-entry confirmation respecting those Shares into the depositary’s account at the “book-entry transfer facility” (as defined in the offer to purchase), a properly completed and duly executed letter of transmittal, or an “agent’s message” (as defined in the offer to purchase and the letter of transmittal) in the case of a book-entry transfer, and any other documents required by the letter of transmittal.  Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of or amendment to the tender offer or any delay in making payment for the Shares.

Shares tendered pursuant to the tender offer may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by Contran under the tender offer prior to such withdrawal, may also be withdrawn at any time at or after 12:01 a.m., New York City time, on April 2, 2011.  For a withdrawal to be effective, a written notice of withdrawal must be timely received by the depositary at its address set forth on the back cover of the offer to purchase.  Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares.  If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible guarantor institution” (as defined in the offer to purchase), unless such Shares have been tendered for the account of an eligible guarantor institution.  If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the offer to purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility’s procedures.  All questions as to the form and validity of any notice of withdrawal, including the time of receipt, will be determined by Contran, in its sole discretion, whose determinations will be final and binding.  None of Contran, the depositary, the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

In general, the sale of Shares pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws.  All stockholders should consult their own tax advisor about the tax consequences to them of participating in the tender offer in light of their particular circumstances.

The information required to be disclosed by Rule 14d–6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the offer to purchase and is incorporated herein by reference.

Contran will make a request to Keystone for its stockholder list and security position listing for the purpose of disseminating the tender offer to holders of Shares.  The offer to purchase, the letter of transmittal and other related documents will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose name appears or whose nominee appears on the stockholder list or who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The offer to purchase and the letter of transmittal contain important information.  Stockholders should read them carefully before making any decision regarding the tender offer.

Any questions or requests for assistance may be directed to the information agent at the telephone numbers and address set forth below.  Copies of the offer to purchase, the letter of transmittal and the notice of guaranteed delivery may be obtained from the information agent at the address and telephone numbers set forth below and will be promptly furnished by Contran at its expense.  Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer.

The information agent for the tender is:

D. F. King & Co., Inc.

48 Wall Street
22nd Floor
New York, New York  10005

Banks and Brokers Call:  (212) 269-5550
All others call Toll-Free:  (800) 431-9633

Email: keystone@dfking.com

February 1, 2011